UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   Form 20-F   Form 11-K   Form 10-Q   Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2010
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:____________________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SOLANBRIDGE GROUP, INC
Full Name of Registrant

Solanex Management Inc
Former Name if Applicable

11811 North Freeway, Suite 500
Address of Principal Executive Office (Street and Number)

Houston, Texas 77060-3287
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
x
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Registrant is unable to file the Form 10-K for the year ending December 31, 2010 within the prescribed period because the Registrant provided its independent auditor, Mark Bailey & Company (“MB”), with the Registrant’s financial information for the year ended December 31, 2010, at a date too late for MB to furnish the required report within the prescribed time frame without unreasonable effort and expense. Attached hereto, as an exhibit, is a statement signed by MB stating the specific reason why MB is unable to furnish the required report on or before the date such report must be filed without unreasonable effort and expense.  The Registrant was unable to deliver its financial information to MB in a timely manner because it recently underwent a change in management.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles Shirley	(832)	225-1372
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 orSection 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SOLANBRIDGE GROUP, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2011	By	/s/ Charles R. Shirley
Charles R. Shirley
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

March 30, 2011

To Whom It May Concern:

We are acting as the independent auditor for Solanbridge Group, Inc. (the “Registrant”). In this capacity, we are reviewing the Registrant’s Form 10-K for the year ended December 31, 2010 (the “10-K”) and the financial statements for the year ending December 31, 2010 (the “Financials”) and providing our report as related thereto. We are unable to provide such report within the prescribed period because the Registrant delivered us a draft of the 10-K and the Financials far too late to permit us to furnish the required report within the prescribed time frame without unreasonable effort and expense.

Very truly yours,

/s:/ Mark Bailey & Company, Ltd

Mark Bailey & Company, Ltd.